LEEWARD CAPITAL CORP.

Unit 4, 1922 - 9th Avenue SE
Calgary, Alberta T2G 0V2 CANADA

Tel. (403) 265-4077
Fax (403) 265-6410

Trading Symbol: LWC

SEC 12g3-2(b) exemption: 82-3640

PRESS RELEASE

Date: May 11, 2005

Directors' Incentive Options

James W. Davis, President, is pleased to announce that additional Incentive Options have been granted to director W. Roy Shouldice. Mr. Shouldice has exercised his previous allotment of 150,000 options to purchase common shares at $0.15 per share for $22,500 proceeds. Therefore, a new agreement has been signed granting Mr. Shouldice an additional 150,000 options exercisable at $0.30 per share, expiring in two years from this date.

The company has relied upon James ("Jim") W. Davis (M.Sc., P.Geol., F.GAC) as the qualified person for preparing this release. For further information, contact Jim at (403) 265-4077, ext.1.


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No Canadian stock exchange has approved or disapproved the contents of this release.

All statements, other than statements of historical fact, in this news release are forward-looking statements that involve various risks and uncertainties, including, without limitation; statements regarding the potential extent of mineralization and reserves, exploration results and future plans and objectives of Leeward Capital Corp. These risks and uncertainties include, but are not restricted to, the amount of geological data available, the uncertain reliability of drilling results and geophysical and geological data and the interpretation thereof and the need for adequate financing for future exploration and development efforts. There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

web page: http://www.leewardcapital.com

e-mail: president@leewardcapital.com